CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Performance Tracking Securities	$2,217,500	$68.08

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT Filed Pursuant to Rule 424(b)2 Registration Statement No. 333-132747 Dated September 25, 2007

Performance Tracking Securities
Linked to the UBS Bloomberg Constant Maturity Commodity
Index Total Return

Efficient Access to Markets and Trading Strategies

UBS AG $2,217,500 Securities Linked to the UBS Bloomberg Constant Maturity Commodity Total Return due September 28, 2012

Investment Description

The UBS Bloomberg Constant Maturity Commodity Index (“CMCI”) Total Return (the “Index”) is designed to be a diversified benchmark for commodities as an asset class. The Index, which is rebalanced monthly, is composed of 28 futures contracts with up to 5 different investment maturities for each individual commodity. The commodities represented in the Index include agriculture, energy, livestock, industrial metals and precious metals.

The Performance Tracking Securities linked to the UBS Bloomberg Constant Maturity Commodity Index Total Return (the “Securities”) provide exposure to the positive and negative performance of the Index, subject to an Upfront Fee of 1.25% and an Annual Fee of 1.50% per annum. Investing in the Securities involves significant risks. You may lose some or all of your principal if the Index does not rise by an amount sufficient to offset the cumulative effect of the fees.

Features
	New Benchmark Commodity Index — The Index is designed to be an international benchmark for modern commodity investing. The Index is composed of a basket of 28 commodity futures with up to 5 different investment maturities for each individual commodity and uses a unique calculation methodology reflecting the relative importance of each individual commodity in the Index to the world economy.

	Annual Exchange Right — You will have the right to exchange all or a portion of your Securities each year for their Redemption Amount.

Key Dates
Trade Date	September 25, 2007
Settlement Date	September 28, 2007
Exchange Dates*	October 1, 2008, September 30, 2009 September 30, 2010 and September 30, 2011
Valuation Dates*	3 business days prior to each Exchange Date and the Maturity Date. September 25, 2012 is the “Final Valuation Date.”
Maturity Date*	September 28, 2012
*	Subject to postponement in the even of a market disruption event.

Security Offering
Underlying Index	Index Starting Level	Upfront Fee[1]	Annual Fee[2]	CUSIP	ISIN

UBS Bloomberg CMCI Total Return	1209.65	1.25%	1.50% per annum	902619295	US9026192958

1	Your Investment Amount equals the Principal Amount minus the Upfront Fee.

2	Of the 1.50%, 0.75% constitutes an annual commission to UBS Financial Services, Inc. and 0.75% constitutes a structuring fee. If, during the term of the Securities, the total commission per Security (including the Upfront Fee of 1.25% and the annual commission) exceeds 8%, the Annual Fee will be reduced to 0.75% and no further commissions will be paid. For a more detailed explanation please see “Supplemental Plan of Distribution” on page 18.

See “Additional Information about UBS and the Securities” on page 2. The Securities we are offering will have the terms set forth in the Performance Tracking Securities product supplement, the accompanying prospectus and this pricing supplement. See “Key Risks” on page 13 and the more detailed “Risk Factors” beginning on page PS-10 of the product supplement for risks related to an investment in the Securities. You may lose some or all of your principal if the Index does not rise by an amount sufficient to offset the cumulative effect of the fees.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this pricing supplement, the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG

Per Security	$10.00	$0.125	$9.875

Total	$2,217,500	$27,719	$2,189,781

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated September 25, 2007.

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Securities, which we refer to as the “product supplement”) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the product supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

•	Product supplement dated August 28, 2007: http://www.sec.gov/Archives/edgar/data/1114446/000089109207003720/e27952_424b2.htm

•	Prospectus dated March 27, 2006: http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. References to the “product supplement” mean the UBS product supplement, dated August 28, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Securities may be suitable for you if:

•	You seek an investment with a return linked to the performance of the Index.
•	You are willing to accept the risk of fluctuations in commodity prices in general and exchange traded futures contracts on physical commodities traded on various international exchanges in particular.
•	You believe the level of the Index will increase during the term of the Securities by an amount sufficient to offset the cumulative effect of the fees.
•	You are willing to accept the risk that you may lose some or all of your investment.
•	You do not seek current income from your investment.
•	You are willing to hold the Securities to maturity or to an early Exchange Date.

The Securities may not be suitable for you if:

•	You are not willing to accept the risk that you may lose some or all of your investment.
•	You are not willing to be exposed to fluctuations in commodities prices in general and exchange traded futures contracts on physical commodities traded on various international exchanges in particular.
•	You believe that the level of the Index will decline during the term of the Securities or the level of the Index will not increase by an amount sufficient to offset the cumulative effect of the fees.
•	You will create an overconcentrated position in the commodities sector of your portfolio by owning the Securities.
•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.
•	You are unable or unwilling to hold the Securities to maturity or to an early Exchange Date.
•	You seek current income from your investment.
•	You seek an investment for which there will be an active secondary market.

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Terms for Offering of the Securities
Issuer	UBS AG, Jersey Branch

Principal	Amount $10.00 per Security

Upfront Fee	1.25% of the Principal Amount

Investment Amount $9.875 per Security to the Principal Amount minus the Upfront Fee)

Underlying Index	UBS Bloomberg Constant Maturity Commodity Index (“CMCI”) Total Return (the “Index”)

Term	5 years

Redemption Amount	At maturity, or upon early exchange, investors will receive a payment equal to the Investment Amount multiplied by the Index Performance minus the Annual Fee, calculated as of the applicable valuation date.

(Investment Amount x Index Performance) – Annual Fee

Investors will lose some or all of their investment if the Index declines over the term of the Securities or does not appreciate sufficiently to offset the cumulative effect of the fees.

Index Performance	Index Ending Level Index Starting Level

Index Starting Level	The closing level of the Index on the trade date.

Index Ending Level	The closing level of the Index on the applicable valuation date or the final valuation date, as the case may be.

Annual Fee	1.50% per annum. Accrues on a daily basis equal to (1.50%/365) x Investment Amount x Index Performance

Exchange Right	You may exchange your Securities on any Exchange Date for the Redemption Amount, determined on the applicable valuation date, by instructing your broker or other person through whom you hold your Securities, no later than 12:00 p.m. (New York City time) on the 10th business day prior to the applicable Exchange Date.

Determining the Redemption Amount
Trade Date

Valuation Date You will receive at maturity, or upon an early exchange, an amount equal to: ($9.875 x Index Performance) – Annual Fee

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The Bloomberg Constant Maturity Commodity Index Total Return

The following is a description of the UBS Bloomberg Constant Maturity Commodity Index (‘‘CMCI’’) and CMCI Total Return (the ‘’Index’’), including without limitation, composition, weighting, method of calculation and procedures for changes in components and weights. The information in this description has been taken from (i) publicly available sources (for which information we accept responsibility as to correct reproduction but no further or other responsibility (express or implied) regarding such third party information), (ii) the handbook ‘‘CMCI: A Supplement to the UBS Bloomberg Constant Maturity Commodity Index’’ (a document available publicly on the website of UBS Bloomberg CMCI at http://www.ubs.com/cmci), which is summarized but not incorporated by reference herein and (iii) the handbook ‘‘UBS Bloomberg CMCI: UBS Bloomberg Constant Maturity Commodity Index’’(a document available publicly on the website of UBS Bloomberg CMCI at http://www.ubs.com/cmci), which is summarized but not incorporated by reference herein. Such information reflects the policies of, and is subject to change at any time by UBS and Bloomberg L.P. (the ‘‘Index Sponsors’’). We accept responsibility as to the correct reproduction of such information. UBS has not independently verified information from publicly available sources, described above in clause (i). You, as an investor in the Securities, should make your own investigation into the Index. None of the Index Committees and/or members of the Index Committees individually is involved in the offer of the Securities and has no obligation to consider your interests as a holder of the Securities. However, employees of UBS AG, the issuer of the Securities, are members of the Index Committees and its affiliates are involved in the public offering and sale of the Securities and may be engaged in secondary market making transactions in the Securities.

Bloomberg L.P. and Reuters Group PLC have no obligation to continue to publish the Index, and may discontinue publication of the Index at any time in their sole discretion.

Overview of the CMCI and the Index

The return of the Securities is linked to the performance of the Index, which was introduced in January 2007 to provide an innovative alternative to traditional commodity indices. The Index is based on the same methodology and contains the same components as the CMCI, which was also introduced in January 2007. Where the CMCI has weightings across commodities, the Index is weighted across both commodities and maturities. The Index represents a basket of 28 commodity futures contracts with a series of up to 5 different investment maturities for each individual commodity using the calculation methodology of constant maturity forwards. Traditional commodity indices tend to focus on front-month contracts with short tenors (time to maturity) whereas the Index is based on commodity futures contracts with tenors ranging from 3 months to 3 years. The Index also offers continuous roll mechanisms for each constant maturity with respect to each commodity futures contract, which, in contrast to rolling of frontmonth contracts offered in traditional commodity indices, offers the potential to mitigate negative roll yield. Roll yield arises from the differential between the price levels of the contracts that an index rolls out of and those it rolls into. The commodities represented in the Index currently include agricultural products, energy products, metals and minerals. The exchanges include the New York Mercantile Exchange (including the COMEX division), Chicago Board of Trade, London Metal Exchange, New York Board of Trade, Chicago Mercantile Exchange, Kansas City Board of Trade, ICE Futures, European Energy Exchange, Winnipeg Commodities Exchange and Euronext.Liffe.

The Index was developed by UBS and Bloomberg L.P. (‘‘Bloomberg’’). The Index is calculated and published daily, with published information reflecting the previous day’s numbers. Index information is available under the symbol ‘‘CMCITR’’ from Bloomberg on pages CUBS + GO, CMCN or CMCX and from Reuters Group PLC (‘‘Reuters’’) on page UBSCMCI.

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Set forth below is a current list of the commodity futures contracts comprising the Index, together with their respective symbols, exchanges and individual tenor weights, as of September 25, 2007:

Component/ Quoted SCM	Code	Exchange/ Platform	3M	6M	1Y	2Y	3Y	Total Individual commodity Target Weight*

WTI Crude Oil	CL	NYMEX	4.00%	1.37%	1.26%	0.95%	0.62%	8.20%

WTI Crude Oil	EN	ICE	1.94%	0.52%	0.44%	0.33%	0.25%	3.48%

Brent Crude Oil	LCO	ICE	2.94%	0.93%	0.66%	0.46%	0.32%	5.32%

Heating oil	HO	NYMEX	1.76%	0.63%	0.40%	–	–	2.79%

Gasoil	LGO	ICE	1.84%	0.68%	0.50%	–	–	3.03%

RBOB Gasoline	RB	NYMEX	1.79%	0.73%	–	–	–	2.53%

Natural Gas	NG	NYMEX	3.01%	1.72%	1.50%	1.01%	0.68%	7.93%

LME Copper	MCU	LME	5.35%	2.05%	2.08%	1.54%	1.09%	12.12%

LME Zinc	MZN	LME	1.82%	0.60%	0.62%	–	–	3.04%

LME Aluminium	MAL	LME	4.14%	1.51%	1.71%	1.56%	1.26%	10.17%

LME Nickel	MNI	LME	1.65%	0.48%	0.46%	–	–	2.58%

LME Lead	MPB	LME	0.54%	0.17%	0.13%	–	–	0.84%

Gold	GC	COMEX	2.24%	0.56%	0.39%	0.27%	0.22%	3.68%

Silver	SI	COMEX	0.51%	0.13%	0.10%	0.06%	0.05%	0.84%

SRW Wheat	W	CBOT	1.62%	0.74%	0.54%	–	–	2.91%

HRW Wheat	KW	KCBOT	0.88%	0.44%	0.29%	–	–	1.61%

Corn	C	CBOT	2.63%	1.51%	1.04%	–	–	5.18%

Soybeans	S	CBOT	2.06%	1.51%	1.03%	–	–	4.60%

Soybeans Meal	SM	CBOT	0.95%	0.55%	–	–	–	1.50%

Soybean Oil	BO	CBOT	0.81%	0.44%	–	–	–	1.25%

Sugar #11	SB	NCBOT	2.64%	0.77%	0.66%	–	–	4.07%

Sugar #5	LSU	EN	2.00%	1.06%	–	–	–	3.07%

Cocoa	LCC	EN	0.39%	0.26%	0.17%	–	–	0.82%

Coffee “C” Arabica	KC	NYBOT	0.99%	0.35%	0.19%	–	–	1.54%

Cotton	CT	NYBOT	1.17%	0.49%	0.24%	–	–	1.90%

F.C. Orange Juice (A)	OJ	NYBOT	0.67%	–	–	–	–	0.67%

Live Cattle	LC	CME	1.69%	0.81%	–	–	–	2.50%

Lean Hogs	LH	CME	1.34%	0.53%	–	–	–	1.87%

Total			53.37%	21.53%	14.41%	6.19%	4.50%	100.00%

Source: UBS Investment Bank, CMCI Advisory Committee, CMCI Advisory Committee.

*	Weights across maturities are determined based on the relative liquidity of the underlying futures contracts. See ‘‘ — Continuous Rolling of Contracts” on page 7.

The weights of the Index tenors (maturities) are as follows*: (15)

*	The bars represent cumulative tenor weights of all 28 futures contracts for each constant maturity.

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The commodity sectors included in the Index as of September 25, 2007, and their initial relative weights, are as follows:

Target Weights

The Index Committees

All decisions related to the Index are made by the CMCI Governance Committee, which is comprised of 8 people: 4 appointed by each Index Sponsor. Each Index Sponsor, in turn, appoints a chairman from the members of the CMCI Governance Committee who serves for a period of six months. Each representative on the CMCI Governance Committee has one vote, with the chairman having an additional vote in the event of a tie. The CMCI Governance Committee holds ordinary meetings biannually around the second Friday of May and November.

The CMCI Governance Committee is advised by the CMCI Advisory Committee, which is comprised of experts including trading, research, and structuring representatives, a secretary and a legal advisor. The CMCI Advisory Committee provides relevant market data and recommends appropriate changes to the Index. The CMCI Advisory Committee may also request special meetings of the CMCI Governance Committee in the case of market emergencies or where the CMCI Advisory Committee feels a special meeting is necessary. Ultimately, the decisions of the CMCI Governance Committee must be reviewed and, if approved, implemented by the Index Sponsors themselves. In this regard, the Index Sponsors will each be represented by an appointee who is a board member (or Managing Director) of the relevant Index Sponsor.

Index Composition

The Selection Process

In order to be eligible for inclusion in the Index, a commodity future contract must satisfy certain requirements as described below. Changes in the Index’s composition, as described herein, are entirely a function of those made on the CMCI by the CMCI Governance Committee. No decision can be made to add or withdraw an Index component or affect a weight of such component independently from those made with respect to the CMCI.

Generally, when a contract becomes eligible for inclusion in the Index, and the CMCI Governance Committee believes that such inclusion is appropriate in light of the Index procedures and objectives, changes in the Index composition would be reviewed in May and/or November by the CMCI Governance Committee, with changes effected during the following maintenance period of July and/or January.

The Index’s composition is modified only in rare occasions, in order to maintain liquidity and stability of the Index, and the composition of the Index generally will not be changed unless extraordinary circumstances in fact occur. Such ‘‘extraordinary circumstances’’ may include (but are not limited to):

•	declining or rising trading volumes, instrument delisting or creation,
•	critical changes in commodity supply and demand patterns, or global economic patterns affecting the supply or demand,
•	changes in foreign exchange laws, or
•	in general, all types of legal and tax rulings or decisions presenting a material increase in costs or compliance burden to CMCI investors and/or members of the CMCI Governance Committee.

In some special situations likely to affect the Index adversely and reflect negatively on investors and/or members of the CMCI Governance Committee, the CMCI Governance Committee can also declare ‘‘force majeure’’ and can change any parameter of the Index with immediate effect. The Index Sponsors also reserve the right to alter the procedures and methodology related to selecting the underlying futures contracts.

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Component Selection and Target Weights

For a commodity contract to be included in the Index, the following primary and secondary requirements have to be satisfied:

•	The ‘‘primary requirements’’ are related to the nature of the instrument as well as some technical characteristics including country of origin, trading characteristics, foreign exchange controls, availability and accuracy of contract, price and volume data.
•	The ‘‘secondary requirements’’ involve satisfying a series of pure financial thresholds based on liquidity. Open interest, which reflects positions in contracts that remain open on an overnight or multi-day basis, is used to assess past and future liquidity. Market volume, which reflects the number of contracts traded in a given period of time, indicates immediate interest, and over a period of time provides a usable measure of liquidity.

Index Weighting

Initial Weightings

As of the date of this pricing supplement, the Index components have the initial weightings indicated on page 5 (the ‘‘Initial Weightings’’). The Initial Weightings may be amended from time to time, as described below.

The weighting process for the Index is designed to reflect the economic significance and market liquidity of each commodity. The Index Sponsors use a two step approach to determining target weights of the futures contracts in the Index. First, the Index Sponsors use regional Consumer Price Indexes (CPI), Producer Price Indexes (PPI) and Gross Domestic Product (GDP) data to produce the Economic Weight (EW) of each of the five sectors of the Index —the five sectors of the Index are currently agriculture, livestock, energy, precious metals and industrial metals. Second, the market value of the amount of each commodity that is consumed is used to calculate the individual instrument weight of each commodity, based on such market value as a percentage of the total market value of the consumption of all commodities included in the relevant sector.

Changes in the Weights and/or Index Composition

As noted above, the CMCI Governance Committee (in consultation with the CMCI Advisory Committee) reviews the selection and weightings of the futures contracts in the Index bi-annually, in November and May, or at any special meeting called by the CMCI Advisory Committee. Thus, weights are potentially reassigned whenever a regular or special meeting of the CMCI Governance Committee is held, subject to ratification by the Index Sponsors.

Continuous Rolling of Contracts

The Index represents a weighted average of all available CMCI constant maturities (ranging from 3 months to 3 years). The distribution of weightings to available tenors (time to maturity) is a function of relative liquidity of the underlying futures contracts. As of July 1, 2007, the average tenor of the futures contracts underlying the Index is approximately 8 months. As with most asset classes, the liquidity of commodity futures contracts tends to reduce as time to maturity increases. Therefore, the continuous rolling (constant maturity) of the Index limits the dilution of liquidity of the underlying commodity futures contracts. In this way, the Index reflects the most liquid contracts.

Rebalancing of the Index Components

Because of price movements, the weight of each commodity in the Index will move away from its target weight over time. The weight of each Index component is therefore rebalanced over the final three business days of each month in order to bring each commodity back to its target weight. The process is automatic and is implemented via a pre-defined algorithm.

In addition, twice annually in January and July there is a maintenance period at which time the target weights themselves are adjusted according to decisions of the CMCI Governance Committee.

Market Disruption

As noted above, the CMCI Advisory Committee will request extraordinary meetings with the CMCI Governance Committee in the event of actual or potential ‘‘market emergency’’ or ‘‘force majeure’’ events (as discussed below), or any other situations the CMCI Advisory Committee deems, in its own discretion, to require an extraordinary meeting. The purpose of such meetings will be to determine what, if any, changes to make to the Index.

Market Emergency and Force Majeure

In some extraordinary circumstances, the CMCI Governance Committee, in consultation with the CMCI Advisory Committee, can deem an event a ‘‘market emergency and force majeure’’ event. Such extraordinary circumstances include:

•	currency control mechanisms,
•	a tax related announcement,
•	a scientific announcement,
•	an official or state announcement likely to affect commodities markets,
•	any climate and weather related emergencies,

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•	a war,
•	a terrorist event,
•	any other event which would make the calculation of the Index impossible or infeasible, technically or otherwise, or that makes the Index non-representative of market prices or undermines the objectives of the Index, or
•	any situation creating an unfair advantage or disadvantage for any individual or group of market participants or the Index Sponsors.

Whenever a ‘‘market emergency and majeure’’ event has been identified, the CMCI Governance Committee, in consultation with the CMCI Advisory Committee, can take any action it deems appropriate, such as, but not limited to:

•	the replacement of a daily component nearby price when there is an obvious and manifest error in the officially settled price or when a market abuse is likely to have taken place,
•	the temporary or final removal of a commodity from the Index,
•	the immediate change of an Index parameter,
•	the suspension of the calculation of the Index, a sub Index, a constant maturity series, or a currency series, or
•	in general, any action necessary to preserve the reputation of the Index as a fair and tradable benchmark.

Adjustments for ‘‘Market Disruption Event Day’’

When an exchange fails to publish a settlement price for a contract involved in the roll, the Index business day is deemed a ‘‘market disruption event day’’. The components involved are not rolled on that day. For those contracts or components, the roll periods remain identical to the value they had on the Index business day immediately preceding the ‘‘market disruption event day’’ in such a way that the roll period is extended for as long as no settlement price is made available by the affected exchange. If, after a period of five standard business days, no settlement price has been made available by the exchange, the Index Sponsors will determine, in good faith, bearing in mind both the interests of investors and market participants, the one or more exchange settlement prices necessary for the rolling of the component and the calculation of the Index.

Adjustments for ‘‘FX Market Disruption Event Day’’

In the event of a referenced price source failing to publish a valid fixing rate for a referenced currency exchange rate, the Index business day is deemed an ‘‘FX market disruption event day’’. If no fixing price has been made available by the defaulting price source, the one or more foreign exchange currency rate fixing prices necessary for the calculation of the Index will be obtained by the Index Sponsors from commercially reasonable sources in the market, or determined in good faith, bearing in mind both the interest of investors and market participants, and with an aim to maintain and reinforce the position of the Index as a leading tradable commodity investment benchmark. A commercially reasonable method would be for example, but is not limited to, the averaging of three foreign exchange broker-dealer quotes at the approximate time when the fixing would have been determined by the price source. In the event of the rate source becoming permanently deficient, the CMCI Governance Committee, in consultation with the CMCI Advisory Committee, can deem the event a ‘‘force majeure’’ event and decide to replace it by a new source with immediate effect.

Calculation of the Index

The Index is calculated and published daily, with published information reflecting the previous day’s numbers. Index information is available under the symbol ‘‘CMCITR’’ from Bloomberg on pages CUBS + GO, CMCN or CMCX and from Reuters on page UBSCMCI.

Index information is also available on the Bloomberg website: http://www.bloomberg.com (symbol: CMCITR; select ‘‘IND’’ in the drop-down box). For further information on CMCI, investors can go to http://www.ubs.com/cmci.

Total Return

The CMCI Horizon Total Return is a “total return” index. In addition to uncollateralized returns generated from the CMCI Horizon basket, a daily fixed income return is added, which reflects the interests earned on securities theoretically deposited as margin for hypothetical positions in the futures contracts composing the Index.

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Historical Closing Levels of the Index

Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the Securities. The historical Index levels do not give an indication of future performance of the Index. UBS cannot make any assurance that the future performance of the Index or the commodities that make up the Index (the “Index Commodities”) will result in holders of the Securities receiving a positive return on their investment. The closing level of the Index on September 25, 2007 was 1209.65.

The table below shows the performance of the Index from December 31, 1997 through September 25, 2007.

CMCI Total Return Pro Forma Results for the period from December 31, 1997 through September 25, 2007

Year	Ending Level	Annual Return

1997	301.61
1998	231.83	-23.14%
1999	293.06	26.41%
2000	372.07	26.96%
2001	318.12	-14.50%
2002	385.15	21.07%
2003	492.98	28.00%
2004	631.22	28.04%
2005	871.85	38.12%
2006	1050.20	20.46%
2007	1209.65	15.18%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The table below shows the performance of the Index from July 31, 1998 through September 25, 2007 in comparison with three traditional commodities indices: the S&P Goldman Sachs Commodity Index (GSCI® ) Total Return, Dow Jones-AIG Commodity IndexSM Total Return and Rogers International Commodity Index® Total Return. The data for the CMCI Total Return is derived by using the Index’s calculation methodology with historical prices.

	Pro Forma and Historical Results for the period from July 31, 1998 through September 25, 2007

	CMCI Total Return	S&P GSCI Total Return	DJAIG Total Return	Rogers Total Return

Total Return	364.47%	185.61%	168.81%	299.33%
Annualized Return	18.27%	12.15%	11.41%	16.33%
Annual Volatility	12.10%	21.88%	14.79%	16.49%
Sharpe Ratio	1.10	0.33	0.43	0.69

The graph below illustrates the performance of the Index from July 31, 1998 through September 25, 2007 in comparison with three traditional commodities indices: the S&P Goldman Sachs Commodity Index (GSCI® ) Total Return, Dow Jones-AIG Commodity IndexSM Total Return and Rogers International Commodity Index® Total Return. The data for the CMCI Total Return is derived by using the Index’s calculation methodology with historical prices.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Disclaimer

THE INDEX SPONSORS DO NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND SHALL NOT HAVE ANY LIABILITY FOR ANY DATA INCLUDED THEREIN AND SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS OR OMISSION OR INTERRUPTIONS IN THE CALCULATION AND/OR DISSEMINATION OF THE INDEX. THE INDEX SPONSORS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OR FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN OR FOR ANY OTHER USE (WHETHER DIRECTLY OR VIA ANY PRODUCT REFERENCED THERETO). UBS MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND TO THE EXTENT PERMITTED BY LAW HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, TO THE EXTENT PERMITTED BY LAW UBS DISCLAIMS ANY LIABILITY FOR ANY PUNITIVE, INDIRECT, SPECIAL, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH.

Commodity Futures Market

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the Index are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as ‘‘short’’) and acquired by the purchaser (whose position is described as ‘‘long’’) or in which the cash settlement amount is to be made.

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as ‘‘initial margin’’. This amount varies based on the requirements imposed by the exchange clearing houses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called ‘‘variation margin’’ and make the existing positions in the futures contract more or less valuable, a process known as ‘‘marking to market’’.

Futures contracts are traded on organized exchanges, known as ‘‘contract markets’’ in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trade obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the Index has been comprised exclusively of futures contracts traded on regulated exchanges.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the offering of Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

•	You may lose some or all of your principal – The Securities are fully exposed to any decline in the level of the Index (as measured by the Index Performance). You will lose some or all of your principal if the Index Ending Level is below the Index Starting Level or if the Index Ending Level is not sufficiently above the Index Starting Level to offset the cumulative effect of the fees. The Index is volatile and subject to a variety of market forces, some of which are described below. The Index Ending Level is therefore unpredictable.
•	Cumulative effect of the fees – The cumulative effect of the fees will reduce your participation in the performance of the Index and the secondary market price of the Securities.

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•	Market risks – The return on the Securities, which may be positive or negative, is directly linked to the performance of the Index and indirectly linked to the value of the exchange-traded physical commodities and futures contracts underlying the Index, and will depend on whether, and the extent to which, the level of the Index increases.
•	No interest payments or income from the Securities – You will not receive any interest payments on the Securities and you will not receive any income from the sale of call options included in the Index.
•	There may be little or no secondary market for the Securities –The Securities will not be listed or displayed on any Securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Securities, although they are not required to do so and may stop making a market at any time. If you are able to sell your Securities prior to any Exchange Date or the maturity date, you may have to sell them at a substantial loss.
•	There are restrictions on your ability to redeem the Securities – You may only redeem your Securities on an Exchange Date if we receive notice from you no later than 12:00 p.m. (New York City time) on the 10th business day prior to the applicable Exchange Date. Your notice will not be effective until we confirm receipt.
•	Credit of issuer – An investment in the Securities is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Securities.
•	Price prior to maturity or early exchange – The market price of the Securities will be influenced by many unpredictable and interrelated factors, including: the volatility of the Index; the market price of the Index Commodities or exchange–traded futures contracts on the Index Commodities; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of UBS.
•	Potential UBS impact on price – Trading or transactions by UBS or its affiliates in the Index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Index, may adversely affect the market price of the Index and, therefore, the market value of the Securities.
•	Potential conflict of interest – UBS and its affiliates may engage in trading activities related to the Index and Index Commodities, which may present a conflict between the obligations of UBS and you, as a holder of the Securities. In addition, the calculation agent, UBS Securities LLC, is an affiliate of UBS and will, among other things, decide the amount of the return paid out to you on the Securities at maturity. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting Index Commodities or the Index has occurred or is continuing on the day when the calculation agent will determine the Index Ending Level. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision
•	Potentially inconsistent research, opinions or recommendations by UBS – UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities. Any such research, opinions or recommendations could affect the value of the Index or the Index Commodities included in the Index, and therefore the market value of the Securities.
•	Uncertain tax treatment – Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation.
Risks Specific to the CMCI Total Return

Changes that affect the composition and calculation of the Index will affect the market value of the Securities and the amount you will receive at maturity.

The Index is overseen and managed by the CMCI Governance Committee, in consultation with the CMCI Advisory Committee (the CMCI Governance Committee and the CMCI Advisory Committee together the ‘‘Index Committees’’). The Index Committees have a significant degree of discretion, subject to ratification by UBS and Bloomberg L.P. (the ‘‘Index Sponsors’’), regarding the composition and methodology of the Index, including additions, deletions and the weightings of the Index Commodities, all of which could affect the Index and, therefore, could affect the amount payable on the Securities at maturity and the market value of the Securities prior to maturity. The Index Committees do not have any obligation to take the needs of any parties to transactions involving the Index, including the holders of the Securities, into consideration when re-weighting or making any other changes to the Index.

Furthermore, the bi-annual composition of the Index will be calculated in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Any discrepancies that require revision are not applied retroactively but will be reflected in prospective weighting calculations of the Index for the following year. However, not every discrepancy may be discovered.

The amount payable on the Securities and their market value could also be affected if UBS, in its sole discretion, discontinues or suspends calculation of the Index or the Index Sponsors, in their sole discretion, suspend publication of the Index, in which case it may become difficult to determine the market value of the Securities. If events such as these occur,

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or if the Index Starting Level or the Index Ending Level are not available because of a market disruption event or for any other reason, the calculation agent — which will initially be UBS Securities LLC, an affiliate of UBS — will make a good faith estimate in its sole discretion of the Index Ending Level that would have prevailed in the absence of the market disruption event. If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on the date when the Index Ending Level is required to be determined, the calculation agent will instead make a good faith estimate in its sole discretion of the Index Ending Level by reference to a group of physical commodities, exchange-traded futures contracts on physical commodities or indexes and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of your Securities.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as ‘‘daily price fluctuation limits’’ and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a ‘‘limit price’’. Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your Securities.

Higher future prices of the Index Commodities relative to their current prices may decrease the amount payable at maturity.

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as ‘‘rolling’’. If the market for these contracts is (putting aside other considerations) in ‘‘backwardation’’, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a ‘‘roll yield’’. While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the Index, such as gold, have historically traded in ‘‘contango’’ markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative ‘‘roll yields,’’ which could adversely affect the value of the Index and, accordingly, adversely affect the market value of your Securities.

Commodity prices may change unpredictably, affecting the Index level and the value of your Securities in unforeseeable ways.

Trading in futures contracts associated with the Index Commodities is speculative and can be extremely volatile. Market prices of the Index Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments and changes in interest rates. These factors may affect the level of the Index and the value of your Securities in varying ways, and different factors may cause the value of different commodities included in the Index, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

The Index will include futures contracts on foreign exchanges that are less regulated than U.S. markets and are subject to risks that do not always apply to U.S. markets.

The Index will include futures contracts on physical commodities on exchanges located outside the United States. The regulations of the Commodity Futures Trading Commission do not apply to trading on foreign exchanges, and trading on foreign exchanges may involve different and greater risks than trading on United States exchanges. Certain foreign markets may be more susceptible to disruption than United States exchanges due to the lack of a government-regulated clearinghouse system. Trading on foreign exchanges also involves certain other risks that are not applicable to trading on United States exchanges. Those risks include varying exchange rates, exchange controls, expropriation, burdensome or confiscatory taxation, moratoriums, and political or diplomatic events.

It will also likely be more costly and difficult for the Index Committees to enforce the laws or regulations of a foreign country or exchange, and it is possible that the foreign country or exchange may not have laws or regulations which adequately protect the rights and interests of investors in the Index.

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There are uncertainties regarding the Index because of its limited performance history.

The Index was launched on January 29, 2007. While the Index is intended to represent a benchmark for commodities investments, the methodology used to achieve this benchmarking has a limited history in its application. It therefore cannot be determined at this point whether, or the extent to which, the Index will serve as an adequate benchmark for the performance of the commodities market. Moreover, while the Index is subject to bi-annual review and rebalancing in order to maintain the intended commodity weightings, these bi-annual reviews have yet to occur. In practice it is uncertain how successful the Index Committees will be in achieving their goal of maintaining an appropriate benchmark.

The return on the Securities will not be adjusted for changes in exchange rates that might affect the futures contracts underlying the Index which are quoted in foreign currencies.

Although some of the futures contracts which comprise the Index are traded in currencies other than U.S. dollars, and the Securities are denominated in U.S. dollars, the amount payable on the Securities at maturity will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies upon which the futures contracts comprising the Index are quoted. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the return on the Securities. The amount we pay in respect of the Securities on the maturity date will be based solely upon the Index Return.

Prolonged decline in value in energy oriented materials would have a negative impact on the level of the Index and the value of your Securities.

Approximately 33% of the component commodities on the Index are energy oriented, including approximately 17% in crude oil. Accordingly, a decline in value in such raw materials would adversely affect the level of the Index and the value of your Securities. Technological advances or the discovery of new oil reserves could lead to increases in world wide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index and the value of your Securities could decline.

The Index Committees may be required to replace a component.

If, for any reason, one of the index components ceases to exist or liquidity collapses to abnormal levels, or any other similar event with similar consequences as determined in the discretion of the Index Committees occurs, the CMCI Advisory Committee will call an exceptional meeting to assess the situation Risk Factors and, together with the CMCI Governance Committee, come out with a replacement for the component or for a change in weighting. The replacement of a component or a change in weighting may have an adverse impact on the value of the Index.

Hypothetical Examples of the Securities at Maturity or upon Early Exchange

The following examples show how the Securities would perform in hypothetical circumstances. At maturity or upon an early exchange (based on the valuation date immediately preceding each Exchange Date), investors receive a payment equal to the Investment Amount multiplied by the Index Performance, less the Annual Fee. The figures in these examples have been rounded for ease of analysis.

Since the fees reduce the amount at maturity or upon early exchange, the value of the Index must increase by the amount of the fees in order for you to receive at least the principal amount of your investment at maturity or upon early exchange. If the value of the Index decreases or does not increase by the amount of the fees, you will receive less than the principal amount of your investment at maturity or upon early exchange.

Example 1: The Index closes at 2200.63 on the final valuation date, a 120.06% increase from a hypothetical Index Starting Level of 1000.

Year	Index Level[1]	Change in Index Level[2]	Annual Fee[3]	Redemption Amount[4]

0	1000

1	1225.79	22.58%	0.17	$ 11.94

2	1646.11	64.61%	0.38	$ 15.88

3	2096.25	109.63%	0.64	$ 20.06

4	2014.37	101.44%	0.95	$ 18.94

5	2200.63	120.06%	1.27	$ 20.47

		Annualized Index Return		17.09%

		Annualized Return on the Securities (including fees)		15.40%

		Total Return on the Securities (including fees)		104.65%

A 120.06% increase in the level of the Index results in a Redemption Amount of $20.47 (per $10.00 Security), a 104.65% return on the Securities.

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Example 2: The Index closes at 903.30 on the final valuation date, a 9.67% decrease from a hypothetical Index Starting Level of 1000.

Year	Index Level[1]	Change in Index Level[2]	Annual Fee[3]	Redemption Amount[4]

0	1000

1	793.28	-20.67%	0.13	$ 7.70

2	772.73	-22.73%	0.26	$ 7.38

3	869.69	-13.03%	0.38	$ 8.21

4	926.99	-7.33%	0.52	$ 8.63

5	903.30	-9.67%	0.65	$ 8.27

		Annualized Index Return		-2.01%

		Annualized Return on the Securities (including fees)		-3.73%

		Total Return on the Securities (including fees)		-17.30%

A 9.67% decline in the level of the Index results in a Redemption Amount of $8.27 (per $10.00 Security), a -17.30% return on the Securities.

Example 3: The Index closes at 1087.07 on the final valuation date, a 8.71% increase from a hypothetical Index Starting Level of 1000.

Year	Index Level[1]	Change in Index Level[2]	Annual Fee[3]	Redemption Amount[4]

0	1000

1	1093.93	9.39%	0.15	$ 10.66

2	864.34	-13.57%	0.29	$ 8.24

3	891.68	-10.83%	0.41	$ 8.39

4	1013.84	1.38%	0.54	$ 9.47

5	1087.07	8.71%	0.70	$ 10.04

		Annualized Index Return		1.68%

		Annualized Return on the Securities (including fees)		0.07%

		Total Return on the Securities (including fees)		0.37%

A 8.71% increase in the level of the Index results in a Redemption Amount of $10.04 (per $10.00 Security), a 0.37% return on the Securities.

[1]	Index Starting Level is assumed to be 1000.
[2]	“Change in Index Level” is the hypothetical percentage change in the level of the Index for that year, measured from the Index Starting Level.
[3]	“Annual Fee” is the hypothetical fee amount for that year, calculated on a daily basis based on assumed daily Index Ending Levels.
[4]	“Redemption Amount” is the hypothetical redemption amount on the Exchange Date for that year (or on the maturity date for Year 5).

What are the tax consequences of the Securities?

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-27 of the product supplement. Pursuant to the terms of the Securities, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Securities as a pre-paid forward contract with respect to the Index. If your Securities are so treated, you should generally recognize capital gain or loss upon the maturity of your Securities (or upon your sale, exchange or other disposition of your Securities prior to maturity) equal to the difference between the amount realized and the amount you paid for your Securities. Such gain or loss generally should be long-term capital gain or loss if you held your Securities for more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, the Securities should be treated in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that the Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations—Alternative Treatments” on page PS-28 on the product supplement.

Exchange Right

You will have the right to exchange your Securities annually on each Exchange Date for a cash payment equal to the Redemption amount determined on the applicable valuation date, which will be the third business day before the immediately succeeding Exchange Date.

In order to effect this exchange and receive the Redemption Amount, you must instruct your broker or other person through whom you hold your Securities, no later than 12:00 p.m. (New York City time) on the 10th business day prior to

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the applicable Exchange Date, to transfer your book-entry interest in the Securities to the Trustee for the benefit of our account at or prior to 10:00 a.m. (New York City time) on the third business day after the applicable valuation date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the Securities, you should consult the brokerage firm through which you own your interest for the relevant deadline. If you instruct your broker or other person through whom you hold your Securities after 12:00 p.m. (New York City time) on the 10th business day prior to the applicable Exchange Date, your notice will not be effective, you will not be able to exchange your Securities until the following Exchange Date and you will need to complete all the required steps if you should wish to exchange your Securities on any subsequent Exchange Date.

Since the Securities will be held only in book-entry form, only DTC may exercise the exchange right with respect to the Securities. Accordingly, beneficial owners of Securities that desire to have all or any portion of their Securities exchanged must instruct the DTC participant through which they own their interest to direct DTC to exercise the exchange right on their behalf. All instructions given to participants from beneficial owners of Securities relating to the right to exchange their Securities will be irrevocable. In addition, at the time instructions are given in order to effect this exchange and receive the Redemption Amount, each beneficial owner must direct the participant through which it owns its interest to transfer its book-entry interest in the related Securities, on DTC’s records, to the Trustee on our behalf.

Exchange Dates

The Exchange Dates are currently expected to be each of on October 1, 2008, September 30, 2009, September 30, 2010 and September 30, 2011, respectively, unless such day is not a business day, in which case the Exchange Date will be the next following business day. If the third business day before the applicable Exchange Date does not qualify as the applicable valuation date as determined in accordance with “—Valuation Dates” below, then the applicable Exchange Date will be the third business day after the immediately preceding valuation date. The calculation agent may postpone the applicable valuation date—and therefore the applicable Exchange Date—if a market disruption event occurs or is continuing on a day that would otherwise be the applicable valuation date. We describe market disruption events under “—Market Disruption Event” in the product supplement.

Supplement Plan of Distribution

UBS has agreed to pay an additional amount on each anniversary of the settlement date (the “annual commission”) to UBS Financial Services Inc. in respect of clients that continue to hold the Securities through UBS Securities LLC and UBS Financial Services Inc. through such anniversary. The annual commission will equal 0.75% per annum multiplied by the Investment Amount multiplied by the Index Performance for the outstanding Securities held through UBS Securities LLC and UBS Financial Services Inc. at such anniversary. UBS has procedures in place to ensure that underwriting compensation to UBS Securities LLC and UBS Financial Services Inc. will not exceed 8% of proceeds.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2007 (unaudited)	CHF	USD

	(in millions)
Debt
Debt issued[1]	392,756	321,452

Total Debt	392,756	321,452
Minority Interest[2]	6,139	5,024
Shareholders’ Equity	51,259	41,953

Total capitalization	450,154	368,429

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.81845 (the exchange rate in effect as of June 30, 2007).

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Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Securities, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

»	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.

»	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.

»	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.

»	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection,” if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection,” if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset does decline below the specified threshold, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.

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